UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

In order to facilitate the understanding of the 1st quarter 2013 information that will be released the following April 26th, BBVA announces that the information regarding Spain and Corporate Activities will be modified as follows:

•

The information regarding Spain will include, in addition to the results of the former Spain reporting unit, the results of the Asset and Liability Management (ALM) of the Euro balance sheet, of the Real Estate (RE) assets and the general expenses associated with Spain, previously reported under Corporate Activities.

•

Disclosure of the P&L of Spain reporting unit: The results associated with the recurrent banking business will be reported separately, under “Banking Activity” and will not include the results associated with the Real Estate exposure. The results associated with the Real Estate exposure, including loans to developers, will be reported under “Real Estate Activity”.

•	Finally, the results from the business in Puerto Rico, which was sold in December 2012, has been reclassified to Corporate Activities from The United States

In order to facilitate the comparison with preceding years, please find attached a new set of restated income statements going back 8 quarters, according to the new information structure.

This reorganization of the reporting structure does not affect the consolidated financial information.

Madrid, April 19, 2013

BBVA Group. Consolidated Income statement

Income statement

(Million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	3,173	3,213	3,285	3,482	3,594	3,741	3,877	3,910
Net fees and commissions	985	1,035	1,007	1,004	1,062	1,061	1,104	1,126
Net trading income	751	331	-5	403	340	461	319	646
Dividends	23	259	50	230	27	311	35	17
Income by the equity method	119	122	149	205	191	175	169	191
Other operating income and expenses	79	62	23	42	51	57	6	-32
Gross income	5,130	5,022	4,508	5,368	5,265	5,806	5,512	5,858
Operating costs	-2,307	-2,426	-2,408	-2,597	-2,528	-2,633	-2,771	-2,855
Administration costs	-2,112	-2,219	-2,194	-2,372	-2,298	-2,397	-2,511	-2,561
Personnel expenses	-1,247	-1,277	-1,295	-1,372	-1,347	-1,396	-1,447	-1,472
General and administrative expenses	-865	-943	-899	-1,000	-951	-1,001	-1,064	-1,089
Depreciation and amortization	-194	-206	-214	-225	-230	-236	-259	-294
Operating income	2,824	2,596	2,100	2,771	2,738	3,173	2,741	3,003
Impairment on financial assets (net)	-1,023	-962	-904	-1,337	-1,085	-2,182	-2,038	-2,675
Provisions	-150	-83	-93	-182	-130	-98	-195	-228
Other gains (losses)	-71	-155	-166	-1,719	-223	-311	-561	-269
Income before tax	1,579	1,397	937	-466	1,299	582	-53	-168
Income tax	-347	-167	-77	385	-223	3	275	220
Net income from ongoing operations	1,232	1,229	859	-81	1,076	584	222	52
Net income from discontinued operations	58	66	48	74	96	75	83	138
Net income	1,290	1,295	907	-7	1,173	659	305	190
Non-controlling interests	-141	-106	-103	-132	-168	-154	-159	-170
Net attributable profit	1,150	1,189	804	-139	1,005	505	146	20

Income statement

(Constant million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	3,224	3,328	3,424	3,650	3,628	3,764	3,810	3,921
Net fees and commissions	999	1,066	1,042	1,044	1,070	1,065	1,088	1,13
Net trading income	763	345	9	416	344	461	314	648
Dividends	23	260	51	230	27	311	35	18
Income by the equity method	119	122	149	205	191	175	169	191
Other operating income and expenses	70	50	11	43	49	60	5	-32
Gross income	5,199	5,171	4,684	5,589	5,309	5,836	5,422	5,874
Operating costs	-2,342	-2,500	-2,492	-2,691	-2,547	-2,643	-2,731	-2,865
Administration costs	-2,144	-2,286	-2,269	-2,458	-2,315	-2,406	-2,475	—
Personnel expenses	-1,266	-1,316	-1,337	—	-1,357	-1,399	-1,428	-1,478
General and administrative expenses	-877	-970	-933	-1,043	-959	-1,007	-1,047	-1,092
Depreciation and amortization	-199	-214	-223	-233	-231	-237	-256	-294
Operating income	2,857	2,671	2,192	2,898	2,762	3,193	2,691	3,009
Impairment on financial assets (net)	-1,032	-983	-933	—	-1,091	-2,190	-2,025	-2,675
Provisions	-151	-86	-95	-187	-131	-98	-194	-229
Other gains (losses)	-70	-155	-167	-1,839	-224	-311	-561	-269
Income before tax	1,603	1,448	997	-502	1,317	593	-89	-162
Income tax	-350	-179	-91	401	-227	0	284	218
Net income from ongoing operations	1,253	1,269	906	-101	1,091	593	194	56
Net income from discontinued operations	60	70	50	81	99	76	80	138
Net income	1,313	1,339	956	-20	1,189	670	274	194
Non-controlling interests	-150	-119	-113	-142	-171	-155	-154	-171
Net attributable profit	1,163	1,220	842	-161	1,018	515	121	22

Spain

Income statement

(Million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	1,150	1,092	1,059	1,051	1,176	1,188	1,229	1,134
Net fees and commissions	349	360	301	303	347	326	348	339
Net trading income	187	49	-119	132	126	62	2	37
Other income/expenses	92	145	113	105	69	111	43	42
Gross income	1,777	1,646	1,355	1,591	1,719	1,688	1,623	1,551
Operating costs	-744	-745	-723	-726	-721	-719	-754	-820
Administration costs	-715	-715	-694	-701	-690	-690	-722	-789
Personnel expenses	-464	-462	-458	-441	-448	-446	-469	-491
General and administrative expenses	-251	-253	-236	-260	-242	-244	-253	-297
Depreciation and amortization	-29	-30	-29	-25	-31	-29	-31	-32
Operating income	1,033	901	632	865	998	969	869	731
Impairment on financial assets (net)	-466	-453	-380	-802	-630	-1,658	-1,411	-1,953
Provisions (net) and other gains/losses	-215	-281	-169	-367	-275	-288	-977	-427
Income before tax	353	167	83	-304	93	-978	-1,520	-1,649
Income tax	-96	-51	-12	127	-23	264	482	449
Net income	257	116	71	-177	70	-714	-1,038	-1,199
Non-controlling interests	0	1	0	0	0	0	0	0
Net attributable profit	256	116	71	-177	69	-714	-1,038	-1,199

Banking activity in Spain

Income statement

(Million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	1,093	1,060	1,048	1,048	1,174	1,193	1,250	1,131
Net fees and commissions	345	352	296	298	342	322	344	335
Net trading income	184	49	-119	123	125	107	-11	34
Other income/expenses	99	146	114	109	68	128	65	57
Gross income	1,721	1,607	1,340	1,578	1,708	1,750	1,648	1,558
Operating costs	-715	-716	-706	-700	-694	-692	-721	-780
Administration costs	-690	-691	-680	-675	-669	-667	-696	-755
Personnel expenses	-453	-452	-448	-428	-435	-433	-454	-472
General and administrative expenses	-237	-239	-233	-247	-235	-234	-242	-283
Depreciation and amortization	-25	-25	-25	-25	-25	-24	-25	-25
Operating income	1,006	890	634	878	1,014	1,058	927	778
Impairment on financial assets (net)	-364	-440	-294	-521	-449	-469	-476	-459
Provisions (net) and other gains/losses	-76	-86	13	-125	-34	2	-108	-133
Income before tax	566	365	353	232	530	592	343	187
Income tax	-160	-110	-94	-73	-160	-178	-93	-56
Net income	405	255	258	159	370	414	251	130
Non-controlling interests	-1	0	0	0	-1	-1	-1	-1
Net attributable profit	405	254	258	159	370	413	250	129

Real Estate activity

Income statement

(Million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Net interest income	58	32	11	3	3	-5	-20	2
Net fees and commissions	4	8	5	5	5	4	4	4
Net trading income	2	0	0	9	1	-45	13	2
Other income/expenses	-7	-1	-1	-4	1	-17	-22	-16
Gross income	57	39	15	13	10	-63	-26	-7
Operating costs	-29	-28	-18	-26	-27	-27	-32	-40
Administration costs	-25	-24	-14	-26	-20	-23	-26	-33
Personnel expenses	-11	-10	-10	-12	-13	-13	-15	-19
General and administrative expenses	-14	-14	-3	-14	-7	-10	-12	-14
Depreciation and amortization	-4	-5	-4	0	-6	-4	-6	-7
Operating income	28	11	-3	-13	-17	-90	-58	-47
Impairment on financial assets (net)	-101	-13	-86	-281	-180	-1,189	-935	-1,494
Provisions (net) and other gains/losses	-139	-195	-181	-242	-241	-290	-870	-294
Income before tax	-213	-198	-270	-536	-438	-1,569	-1,863	-1,835
Income tax	64	59	82	200	137	442	574	505
Net income	-149	-139	-187	-336	-301	-1,127	-1,289	-1,330
Non-controlling interests	0	1	0	0	0	1	0	1
Net attributable profit	-148	-138	-187	-336	-300	-1,127	-1,288	-1,328

Eurasia

Income statement

(Million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	107	202	216	281	185	201	220	245
Net fees and commissions	63	107	117	104	109	126	101	116
Net trading income	32	40	18	24	42	41	9	40
Other income/expenses	139	140	154	222	199	194	196	191
Gross income	341	489	505	631	535	562	526	591
Operating costs	-93	-171	-177	-205	-174	-192	-206	-207
Administration costs	-89	-157	-165	-191	-160	-179	-192	-193
Personnel expenses	-57	-86	-100	-105	-91	-101	-106	-106
General and administrative expenses	-32	-70	-65	-86	-69	-77	-86	-87
Depreciation and amortization	-4	-15	-12	-13	-13	-13	-14	-14
Operating income	248	318	328	426	361	370	320	384
Impairment on financial assets (net)	-29	-23	-15	-44	-27	-50	-61	-190
Provisions (net) and other gains/losses	6	-3	15	-5	-6	-13	0	-30
Income before tax	225	292	327	378	328	307	259	164
Income tax	-26	-42	-57	-34	-29	-27	-23	-26
Net income	199	250	270	344	299	279	236	138
Non-controlling interests	0	0	0	0	0	0	0	0
Net attributable profit	199	250	270	344	299	279	236	138

Mexico

Income statement

(Million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	954	955	931	942	1,015	1,006	1,066	1,092
Net fees and commissions	257	257	259	242	255	262	272	283
Net trading income	123	109	28	36	69	33	70	46
Other income/expenses	51	47	68	63	62	77	73	75
Gross income	1,385	1,368	1,287	1,284	1,402	1,377	1,481	1,497
Operating costs	-502	-488	-474	-470	-535	-522	-559	-553
Administration costs	-477	-463	-447	-441	-504	-491	-524	-516
Personnel expenses	-221	-211	-202	-186	-225	-223	-236	-227
General and administrative expenses	-256	-252	-246	-255	-279	-269	-288	-289
Depreciation and amortization	-25	-25	-27	-28	-31	-31	-35	-37
Operating income	883	879	813	814	866	855	922	944
Impairment on financial assets (net)	-310	-303	-302	-265	-314	-302	-353	-350
Provisions (net) and other gains/losses	-11	-17	-21	-10	-14	-10	-14	-3
Income before tax	562	560	489	539	538	543	555	591
Income tax	-149	-138	-126	-101	-129	-131	-149	-131
Net income from ongoing operations	413	422	363	438	409	412	406	461
Net income from discontinued operations	16	21	21	22	22	24	28	62
Net income	429	444	384	460	431	436	434	523
Non-controlling interests	-1	-1	-1	-1	-1	-1	-1	-1
Net attributable profit	429	443	384	459	430	435	433	522

Income statement

(Constant million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	932	953	960	1,025	1,022	1,032	1,040	1,085
Net fees and commissions	250	256	267	265	257	269	265	282
Net trading income	120	109	32	42	70	34	69	46
Other income/expenses	50	47	70	68	63	78	71	74
Gross income	1,352	1,365	1,328	1,400	1,411	1,414	1,445	1,487
Operating costs	-490	-488	-489	-512	-539	-536	-545	-549
Administration costs	-465	-462	-461	-481	-508	-504	-511	-512
Personnel expenses	-216	-211	-208	-204	-227	-228	-230	-225
General and administrative expenses	-250	-251	-253	-277	-281	-276	-281	-287
Depreciation and amortization	-24	-25	-27	-30	-31	-32	-34	-37
Operating income	862	878	839	888	872	878	900	938
Impairment on financial assets (net)	-302	-302	-312	-290	-316	-310	-345	-348
Provisions (net) and other gains/losses	-10	-17	-22	-11	-15	-11	-13	-2
Income before tax	549	559	506	586	542	557	541	587
Income tax	-146	-137	-130	-112	-130	-134	-146	-130
Net income from ongoing operations	403	421	376	474	412	423	395	458
Net income from discontinued operations	16	21	22	24	22	25	27	62
Net income	419	443	397	497	434	448	423	520
Non-controlling interests	-1	-1	-1	-1	-1	-1	-1	-1
Net attributable profit	418	442	397	497	433	447	422	519

South America

Income statement

(Million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	693	740	820	908	946	1,029	1,108	1,208
Net fees and commissions	165	171	176	208	203	222	233	252
Net trading income	197	79	97	112	125	97	115	107
Other income/expenses	-42	-57	-79	-85	-41	-38	-85	-118
Gross income	1,013	932	1,014	1,142	1,233	1,309	1,371	1,450
Operating costs	-432	-446	-475	-540	-506	-558	-605	-633
Administration costs	-399	-412	-435	-496	-469	-517	-558	-584
Personnel expenses	-219	-228	-239	-271	-256	-284	-300	-309
General and administrative expenses	-180	-183	-195	-225	-213	-233	-257	-275
Depreciation and amortization	-33	-34	-40	-44	-37	-41	-47	-49
Operating income	581	487	539	602	727	752	766	816
Impairment on financial assets (net)	-120	-88	-114	-127	-98	-136	-174	-184
Provisions (net) and other gains/losses	-15	-8	-21	-45	-25	-50	-52	-75
Income before tax	445	390	404	431	604	565	540	557
Income tax	-68	-78	-100	-98	-136	-123	-120	-115
Net income from ongoing operations	378	312	304	333	468	442	420	442
Net income from discontinued operations	41	43	25	51	73	49	53	66
Net income	418	355	329	384	541	492	473	508
Non-controlling interests	-139	-108	-102	-131	-167	-154	-158	-170
Net attributable profit	279	248	227	253	374	338	316	338

Income statement

(Constant million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter

Net interest income	741	814	890	968	961	1,027	1,082	1,221
Net fees and commissions	175	186	190	219	205	221	228	256
Net trading income	208	89	106	118	127	96	112	108
Other income/expenses	-48	-67	-90	-90	-42	-38	-84	-117
Gross income	1,076	1,022	1,096	1,216	1,251	1,306	1,338	1,467
Operating costs	-456	-481	-510	-570	-512	-556	-592	-642
Administration costs	-420	-443	-466	-524	-474	-515	-546	-592
Personnel expenses	-231	-245	-256	-285	-259	-283	-294	-313
General and administrative expenses	-190	-198	-210	-238	-216	-233	-252	-279
Depreciation and amortization	-36	-38	-44	-47	-37	-41	-46	-49
Operating income	620	542	586	646	740	750	746	826
Impairment on financial assets (net)	-130	-100	-124	-135	-101	-136	-171	-185
Provisions (net) and other gains/losses	-16	-11	-22	-47	-26	-50	-51	-76
Income before tax	474	431	440	464	613	564	525	565
Income tax	-73	-86	-108	-105	-138	-122	-117	-117
Net income from ongoing operations	402	345	332	359	476	441	408	447
Net income from discontinued operations	43	47	27	57	75	50	51	65
Net income	445	392	359	415	551	491	459	513
Non-controlling interests	-149	-121	-113	-141	-171	-154	-153	-171
Net attributable profit	296	271	246	274	380	337	306	342

The United States

Income statement (Million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	387	368	376	386	389	397	393	372
Net fees and commissions	149	157	158	147	153	148	144	136
Net trading income	62	16	25	30	37	59	19	38
Other income/expenses	-15	-6	-35	-23	-17	-15	-5	-5
Gross income	582	535	524	540	562	589	551	541
Operating costs	-356	-343	-344	-376	-364	-377	-386	-379
Administration costs	-313	-303	-303	-333	-323	-333	-339	-326
Personnel expenses	-189	-186	-197	-214	-210	-220	-214	-196
General and administrative expenses	-124	-117	-106	-119	-114	-113	-125	-129
Depreciation and amortization	-43	-40	-41	-43	-41	-44	-47	-53
Operating income	226	192	180	164	198	212	165	162
Impairment on financial assets (net)	-93	-85	-89	-53	-28	-14	-32	2
Provisions (net) and other gains/losses	-7	2	-15	-1,475	-12	-16	-13	-6
Income before tax	126	108	76	-1,363	159	182	120	159
Income tax	-35	-29	-22	427	-50	-58	-36	-33
Net income	91	79	54	-936	108	125	84	125
Non-controlling interests	0	0	0	0	0	0	0	0
Net attributable profit	91	79	54	-936	108	125	84	125

Income statement

(Constant million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	412	413	410	402	397	395	383	376
Net fees and commissions	159	175	169	150	156	146	141	138
Net trading income	66	19	26	30	37	58	18	39
Other income/expenses	-16	-7	-38	-24	-17	-14	-5	-5
Gross income	620	600	567	557	573	584	538	548
Operating costs	-379	-384	-373	-389	-371	-374	-377	-384
Administration costs	-334	-340	-329	-344	-329	-330	-331	-330
Personnel expenses	-201	-208	-214	-222	-214	-218	-209	-199
General and administrative expenses	-132	-131	-115	-123	-116	-112	-122	-131
Depreciation and amortization	-46	-45	-45	-45	-42	-44	-46	-54
Operating income	241	215	194	168	202	210	161	164
Impairment on financial assets (net)	-99	-96	-98	-55	-28	-14	-31	2
Provisions (net) and other gains/losses	-8	1	-15	-1,597	-12	-16	-12	-6
Income before tax	135	121	80	-1,483	162	181	117	160
Income tax	-38	-33	-23	463	-51	-57	-35	-34
Net income	97	89	57	-1,020	111	124	82	126
Non-controlling interests	0	0	0	0	0	0	0	0
Net attributable profit	97	89	57	-1,020	111	124	82	126

Corporate Center

Income statement

(Million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	-119	-144	-118	-86	-117	-80	-139	-141
Net fees and commissions	3	-17	-4	1	-5	-22	6	0
Net trading income	151	38	-55	70	-59	170	105	378
Other income/expenses	-3	175	1	195	-4	213	-12	-9
Gross income	32	52	-177	179	-185	281	-39	228
Operating costs	-180	-232	-215	-281	-228	-265	-262	-263
Administration costs	-120	-170	-149	-209	-152	-187	-176	-154
Personnel expenses	-97	-103	-99	-155	-118	-122	-121	-143
General and administrative expenses	-23	-67	-51	-54	-34	-65	-55	-11
Depreciation and amortization	-60	-62	-65	-72	-76	-78	-86	-109
Operating income	-147	-180	-391	-102	-413	15	-301	-35
Impairment on financial assets (net)	-6	-10	-3	-47	12	-21	-6	0
Provisions (net) and other gains/losses	21	70	-48	1	-21	-32	299	44
Income before tax	-132	-121	-443	-147	-422	-37	-8	9
Income tax	28	171	240	64	144	77	121	76
Net income from ongoing operations	-105	50	-203	-83	-278	40	113	86
Net income from discontinued operations	2	1	2	1	1	2	2	10
Net income	-103	52	-201	-83	-277	41	115	96
Non-controlling interests	0	2	0	1	0	1	0	0
Net attributable profit	-104	54	-201	-82	-276	42	115	96

Corporate & Investment Banking

Income statement

(Million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	383	392	426	436	407	406	426	412
Net fees and commissions	161	181	156	154	187	167	178	185
Net trading income	224	23	-44	-12	110	18	34	87
Other income/expenses	3	43	24	12	-2	55	0	-9
Gross income	771	639	562	589	702	646	637	674
Operating costs	-206	-208	-214	-216	-215	-224	-223	-230
Administration costs	-205	-207	-212	-214	-211	-220	-218	-224
Personnel expenses	-119	-118	-127	-119	-122	-129	-121	-130
General and administrative expenses	-86	-89	-85	-96	-88	-91	-97	-94
Depreciation and amortization	-2	-2	-2	-2	-4	-4	-5	-6
Operating income	565	430	348	373	487	422	414	444
Impairment on financial assets (net)	-25	32	-74	18	-60	5	-35	-76
Provisions (net) and other gains/losses	-7	0	0	-5	-4	-13	1	2
Income before tax	533	462	274	385	423	414	380	371
Income tax	-145	-138	-78	-99	-132	-123	-108	-96
Net income	388	325	196	286	291	291	271	274
Non-controlling interests	-26	-19	-17	-22	-28	-32	-31	-38
Net attributable profit	362	306	180	265	263	259	240	236

Income statement

(Constant million euros)

	2011				2012
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Net interest income	390	404	435	445	409	406	422	413
Net fees and commissions	163	187	157	156	188	166	177	186
Net trading income	228	27	-40	-10	111	17	33	88
Other income/expenses	3	42	22	11	-2	55	0	-9
Gross income	783	660	574	601	706	644	631	678
Operating costs	-210	-215	-216	-218	-216	-222	-222	-232
Administration costs	-209	-213	-214	-216	-212	-218	-217	-225
Personnel expenses	-121	-122	-127	-119	-123	-128	-121	-131
General and administrative expenses	-88	-92	-87	-97	-89	-90	-96	-94
Depreciation and amortization	-2	-2	-2	-2	-4	-4	-5	-6
Operating income	573	445	358	383	490	422	409	446
Impairment on financial assets (net)	-25	32	-75	18	-60	6	-36	-76
Provisions (net) and other gains/losses	-8	0	0	-5	-4	-13	1	2
Income before tax	540	477	284	396	426	415	374	372
Income tax	-147	-142	-81	-103	-133	-123	-107	-97
Net income	393	335	203	294	293	291	268	276
Non-controlling interests	-28	-21	-19	-23	-28	-32	-30	-38
Net attributable profit	365	314	184	271	265	259	237	237

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 22, 2013	By:	/s/ Eduardo Ávila Zaragoza
Name: Eduardo Ávila Zaragoza
Title: Chief Accounting Officer